Exhibit 99.1

Agenda 1 :	The Capital Increase and Payment Guarantee for POSCO Investment Co., Ltd.

     POSCO resolved to increase the capital of POSCO Investment Co., Ltd. as follows:

1.	Amount of increase in capital : US$30 million

2.	The board of directors empowers executive director in charge of Planning and Investment Division to take charge of the execution of the above capital increase

Agenda 2:	Participation in the Capital Increase of POSDATA

     POSCO resolved that the company participates in the capital increase of POSDATA as below in order to effectively fund its investments including the WiBro project.

1.	No. of Shares : 1,044,072 (Registered Common shares)

2.	Amount : KRW 24.6 bil. (Dependent on the stock price)

3.	Power of Attorney :	The director in charge of Investment Management shall be entrusted to draw up, sign and deliver the documents related to execute this resolution

Agenda 3 :	Installation of Vertical Slab Caster in Continuous Casting Plant #1 of Pohang Steel Works

     In order to produce thick plates (t >100mm) to meet the domestic market demand and increase production capacity of high grade plates, POSCO resolved to install Vertical Slab Caster in Pohang Steel Works as follows:

1.	Investment Summary: Installation of Vertical Slab Caster

2.	Construction Period : March 2007 ~ December 2008 (22 months)

3.	Total Investment Amount : 158.5 Billion Won

Agenda 4:	Installation of De-P Converter for Steel Making Plant #1 at Pohang Works

     In order to reduce the burden of steelmaking operation cause by the increase in hot metal supply after the operation of a FINEX Plant and the revamping of #3 Blast Furnace, and also to reduce molten steel production cost of a small-size converter, POSCO resolved to install De-P converter in Pohang Steel Works as follows ;

1.	Investment Contents

o	Newly adoption of De-P Converter
o	KR De-S station
o	Water treatment system, Off gas cleaning system, Crane

2.	Construction Period : July 2006 ~ Dec. 2007 (18 months)

3.	Total Investment Amount : 158 billion Won

Agenda 5 :	Construction of Stainless Continuous Cold Rolling Plant at Pohang Works

     POSCO resolved to establish stainless continuous cold rolling plant in order to correspond to increased cold rolled product demand.

1.	Investment Facilities

-	Cold Rolling Mill and Annealing, Pickling and Finishing Line
2.	Production capacity : 400 thousand ton per year
3.	Investment Amount : 297.1 billion KRW
4.	Construction Period : Jan. 2006 ~ Jun. 2007 (18 months)

Agenda 6 :	Stock Option Grant

     To enhance company’s future management performance, POSCO resolved to grant stock option as prescribed in Article 12 of the Articles of Incorporation

1.	Grant Date : April 28, 2005
2.	Recipients and No. of Share to be granted : Attachment #1
3.	Grant Method :	Difference between exercise price and market price is distributed in cash or equity stocks (Distribution method will be decided by the company)
4.	Exercise Price :	194,900 Won / per share
5.	Exercise Period :	After 2 years and within 7 years from the date of the stock option right offered (In case of revision related to the exercise period in the Articles of Incorporation, the revised articles shall be applied)

-Exercise Start Date : April 29, 2007
-Exercise Expiration Date : April 28, 2012
6.	Others :	Matters are not specified in the BoD resolution shall be decided in accordance with relevant laws, the Articles of Incorporation, and through consultation among concerned parties at the time of offered date

(Attachment #1)

Recipients and No. of shares to be granted
(No. of total shares : 90,000)

(unit : share)

		No. of			No. of
		Shares			Shares
		to be			to be
Position	Name	granted	Position	Name	granted
Executive Vice president (General Counselor)	Sang-Ho Kim	12,000	Vice president (Newly appointed)	Kwang-Jae Yoo	10,000
Executive Vice president (promoted)	Jong-Doo Choi	2,000	Vice president (Newly appointed)	Yong-Chul Yoon	10,000
Executive Vice president (promoted)	Nam-Suk Hur	2,000	Vice president (Newly appointed)	Noi-Ha Cho	10,000
Executive Vice president (Newly appointed)	Jong-Hai Won	10,000	Vice president (Newly appointed)	Yong-Won Yoon	10,000
Executive Vice president (Newly appointed)	Tae-man Kim	10,000	Outside Director (Newly appointed)	Wook Sun	2,000
Executive Vice president (Newly appointed)	Jun-Gil Cho	10,000	Outside Director (Newly appointed)	Charles Ahn	2,000